SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640-01

For the month of February, 2004

UNIBANCO HOLDINGS S.A.
(Exact name of registrant as specified in its charter)

Unibanco Holdings S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

(Convenience translation into English from the original previously issued in Portuguese)

UNIBANCO HOLDINGS S.A. AND
UNIBANCO HOLDINGS S.A. AND SUBSIDIARY COMPANIES

MANAGEMENT REPORT FOR THE YEAR ENDED DECEMBER 2003

Dear Stockholders,

The Administrative Council and the Board of Directors, Unibanco Holdings S.A., submit for your appreciation their Management Report and Consolidated Financial Statements, as well as the Report of Independent Accountants, for the year ended December 31, 2003.

Since of Unibanco Holdings S.A. equity is substantially invested in Unibanco – União de Bancos Brasileiros S.A., its operating performance and income reflect such investment. Information about Unibanco – União de Bancos Brasileiros S.A. performance for the year ended December 2003 is described in its Management Reporter and Financial Statements.

Earnings and stockholders’ equity

Net income of Unibanco Holdings S.A. for the year ended December 2003 reached R$603 million. Net income per 1,000 shares was R$7.35, considering the average outstanding shares for the year ended December 2003. The annualized return on average stockholders was 14.7%. The stockholders’ equity reached R$4,265 million and the book value per 1,000 shares was R$52.03

Dividends

For the year ended December 31, 2003, Unibanco Holdings S.A. proposed, as an advance against the mandatory dividends, the payment of interest on own capital for the shareholders, in the amount of R$228,209, being R$107,136 paid in advance during the year. The amount proposed in 2003 of R$193,977, net of applicable tax, represent R$2.37 per thousand outstanding shares at the end of the year.

Final considerations

The results reached during the year ended 2003 were attained mainly thanks to our shareholders’ confidence in management, and we accordingly extend our sincere gratitude to them.

São Paulo, February 2004.

The Board of Directors
The Administrative Council

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT AUDITORS’ REPORT

To the Stockholders and Board of Directors of
Unibanco Holdings S.A.
São Paulo - SP

1.

We have audited the balance sheets, Parent Company and Consolidated, of Unibanco Holdings S.A. and its subsidiaries as of December 31, 2003 and 2002, and the related unconsolidated and consolidated statements of income, changes in stockholders’ equity (Parent Company) and changes in financial position for the years then ended (all expressed in Brazilian reais). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

2.

We conducted our audits in accordance with auditing standards generally accepted in Brazil which included: (a) planning of the engagement, considering the materiality of the balances, the volume of transactions and the accounting and internal control system of the Company and its subsidiaries; (b) examination, on a test basis, of the evidence and records supporting the amounts and disclosures in the financial statements; and (c) assessment of the accounting principles used and significant estimates adopted by management of the Company and its subsidiaries, as well as the evaluation of the overall financial statement presentation.

3.

In our opinion, the financial statements referred to in Paragraph 1 present fairly, in all material respects, the financial position, Parent Company and Consolidated, of Unibanco Holdings S.A. and its subsidiaries as of December 31, 2003 and 2002, and the results of their operations, changes in stockholders’ equity (Parent Company) and changes in their financial position for the years then ended, in conformity with accounting practices adopted in Brazil.

4.

Additionally, we have audited the statements of cash flows (Parent Company and Consolidated) for the years ended December 31, 2003 and 2002, presented in Note 21 to the financial statements, applying the same procedures described in Paragraph 2. These statements, not required by Brazilian Corporate Law, are designed to provide additional information. In our opinion, these statements present fairly, in all material respects, the cash flows (Parent Company and Consolidated) of Unibanco Holdings S.A. and its subsidiaries for the years then ended, in conformity with accounting practices adopted in Brazil.

5.	These financial statements have been translated into English solely for the convenience of the readers.

São Paulo, February 9, 2004

DELOITTE TOUCHE TOHMATSU	Osmar Aurélio Lujan
Independent Auditors	Engagement Partner
CRC No. 2 SP 011,609/O-8	CRC No. 1 SP 160,203/O-1

(Convenience translation into English from the original previously issued in Portuguese)

UNIBANCO HOLDINGS S.A. AND
UNIBANCO HOLDINGS S.A. AND SUBSIDIARY COMPANIES

BALANCE SHEETS AT DECEMBER 31, 2003 AND 2002
Amounts expressed in thousands of Reais

	PARENT COMPANY		CONSOLIDATED
ASSETS	2003	2002	2003	2002

CURRENT ASSETS	135,823	112,415	48,002,795	51,773,475
Cash and due from banks	3	8	1,083,301	1,078,489
Short-term interbank investments	-	-	10,930,296	15,483,506
Marketable securities and derivative financial instruments	-	6,384	9,812,553	9,008,052
Interbank accounts	-	-	4,139,812	4,022,756
Interdepartmental accounts	-	-	12,922	2,840
Lending operations	-	-	16,793,831	16,354,942
Allowance for lending losses	-	-	(1,191,970)	(1,210,445)
Leasing operations	-	-	259,295	314,753
Allowance for leasing losses	-	-	(5,668)	(14,947)
Other credits	135,820	106,023	5,777,378	6,429,270
Allowance for other credits losses	-	-	(25,635)	(48,334)
Other assets	-	-	416,680	352,593

LONG-TERM ASSETS	11,703	3,760	18,450,192	20,215,039
Interbank investments	-	-	30,616	20,986
Marketable securities and derivative financial instruments	11,703	2,264	5,692,889	9,370,415
Interbank accounts	-	-	40,341	57,920
Lending operations	-	-	8,141,382	7,085,095
Allowance for lending losses	-	-	(313,253)	(297,405)
Leasing operations	-	-	215,289	214,952
Allowance for leasing losses	-	-	(5,268)	(12,215)
Other credits	-	1,496	4,598,478	3,744,835
Allowance for other credits losses	-	-	(6,849)	(7,247)
Other assets	-	-	56,567	37,703

PERMANENT ASSETS	4,262,645	3,948,631	3,201,708	3,388,852
Investments	4,262,645	3,948,631	1,555,599	1,665,721
Investments in subsidiary and associated companies	4,262,645	3,948,631	43,021	59,557
- Local	4,262,645	3,948,631	43,021	49,177
- Foreign	-	-	-	10,380
Goodwill on acquisitions of subsidiary companies	-	-	1,358,026	1,462,927
Other investments	-	-	218,186	208,731
Allowance for losses	-	-	(63,634)	(65,494)
Fixed assets	-	-	988,338	1,047,243
Deferred charges	-	-	657,771	675,888

T O T A L	4,410,171	4,064,806	69,654,695	75,377,366

(Convenience translation into English from the original previously issued in Portuguese)

UNIBANCO HOLDINGS S.A. AND
UNIBANCO HOLDINGS S.A. AND SUBSIDIARY COMPANIES

BALANCE SHEETS AT DECEMBER 31, 2003 AND 2002
Amounts expressed in thousands of Reais

	PARENT COMPANY		CONSOLIDATED
LIABILITIES AND STOCKHOLDERS' EQUITY	2003	2002	2003	2002

CURRENT LIABILITIES	126,446	104,232	39,741,770	46,764,512
Deposits	-	-	17,422,108	16,273,617
Securities sold under repurchase agreements	-	-	7,183,988	13,806,066
Resources from securities issued	-	-	2,917,961	2,779,883
Interbank accounts	-	-	20,488	185,391
Interdepartmental accounts	-	-	373,616	304,154
Local borrowings	-	101	257,908	166,931
Foreign borrowings	-	-	2,895,468	4,656,722
Onlending in Brazil - Governmental Agencies	-	-	2,068,121	1,816,220
Foreign onlendings	-	-	38,457	-
Derivative financial instruments	-	-	125,461	303,386
Other liabilities	126,446	104,131	6,438,194	6,472,142

LONG-TERM LIABILITIES	18,358	8,659	21,842,933	21,273,701
Deposits	-	-	7,922,805	9,705,745
Resources from securities issued	-	-	547,292	935,494
Local borrowings	-	-	869	966
Foreign borrowings	-	-	357,676	907,229
Onlending in Brazil - Governmental Agencies	-	-	3,595,468	3,515,728
Foreign onlendings	-	-	214,823	-
Derivative financial instruments	-	-	127,585	162,810
Other liabilities	18,358	8,659	9,076,415	6,045,729

DEFERRED INCOME	-	-	78,431	64,232

MINORITY INTEREST	-	-	3,726,194	3,323,006

STOCKHOLDERS' EQUITY	4,265,367	3,951,915	4,265,367	3,951,915
Capital	1,863,450	1,863,450	1,863,450	1,863,450
Capital reserves	413,729	413,729	413,729	413,729
Revaluation reserve on subsidiaries	4,760	934	4,760	934
Revenue reserves	2,224,324	1,869,905	2,224,324	1,869,905
Unrealized gains and losses - marketable securities
and derivative financial instruments	(130,502)	(156,345)	(130,502)	(156,345)
Treasury stocks	(110,394)	(39,758)	(110,394)	(39,758)

STOCKHOLDERS' EQUITY MANAGED
BY PARENT COMPANY	-	-	7,991,561	7,274,921

T O T A L	4,410,171	4,064,806	69,654,695	75,377,366

The accompanying notes are an integral part of these financial statements.

(Convenience translation into English from the original previously issued in Portuguese)

UNIBANCO HOLDINGS S.A. AND
UNIBANCO HOLDINGS S.A. AND SUBSIDIARY COMPANIES

STATEMENTS OF INCOME FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002
Amounts expressed in thousands of Reais

	PARENT COMPANY		CONSOLIDATED
	2003	2002	2003	2002

REVENUES	-	-	12,062,504	12,875,187
Lending operations	-	-	7,572,217	7,888,472
Leasing operations	-	-	85,892	140,559
Marketable securities	-	-	3,184,340	6,746,899
Derivative financial instruments	-	-	533,621	(2,257,681)
Foreign exchange transactions	-	-	164,396	148,896
Compulsory deposits	-	-	522,038	208,042
EXPENSES	-	-	(6,376,062)	(10,201,315)
Deposits and securities sold	-	-	(4,262,843)	(7,295,359)
Borrowings and onlendings	-	-	(658,267)	(1,068,612)
Provision for lending, leasing and other credits losses	-	-	(1,454,952)	(1,837,344)
GROSS PROFIT	-	-	5,686,442	2,673,872
OTHER OPERATING INCOME (EXPENSES)	609,985	601,220	(3,796,768)	(1,598,172)
Services rendered	-	-	2,837,256	2,615,882
Insurance, annuity products and retirement plans premiums	-	-	2,962,481	2,177,399
Changes in technical provisions for insurance,
annuity products and retirement plans premiums	-	-	(1,465,492)	(835,250)
Insurance claims	-	-	(818,843)	(748,946)
Private retirement plans benefits expenses	-	-	(477,869)	(385,436)
Selling, other insurance and private retirement plans expenses	-	-	(266,051)	(164,317)
Credit card selling expenses	-	-	(233,434)	(245,059)
Salaries, benefits, training and social security	(43)	(159)	(1,772,386)	(1,646,721)
Other administrative expenses	(2,494)	(462)	(2,807,396)	(2,586,492)
Financial transaction and other taxes	(12,108)	(1,342)	(658,859)	(616,004)
Equity in results of associated companies	622,166	601,603	435	(12,408)
Other operating income	2,464	1,580	520,885	1,486,555
Other operating expenses	-	-	(1,617,495)	(637,375)
OPERATING INCOME	609,985	601,220	1,889,674	1,075,700
NON-OPERATING INCOME	-	-	10,522	29,406
INCOME BEFORE TAXES AND PROFIT SHARING	609,985	601,220	1,900,196	1,105,106
INCOME TAX AND SOCIAL CONTRIBUTION	(7,122)	129	(500,346)	216,581
Provision for income tax	(3,838)	-	(182,737)	(247,375)
Provision for social contribution	(1,412)	-	(82,492)	(88,690)
Deferred tax asset	(1,872)	129	(235,117)	552,646
PROFIT SHARING	-	-	(226,897)	(184,469)
Management	-	-	(14,791)	(12,985)
Employees	-	-	(212,106)	(171,484)
INCOME BEFORE MINORITY INTEREST	-	-	1,172,953	1,137,218
MINORITY INTEREST	-	-	(570,090)	(535,869)
NET INCOME FOR THE YEAR	602,863	601,349	602,863	601,349

Number of outstanding shares (thousand) (Note 15.a)	81,972,742,551	83,408,308,978
Net income per 1,000 shares: R$	7.35	7.21
Net equity per 1,000 shares: R$	52.03	47.38

The accompanying notes are an integral part of these financial statements.

(Convenience translation into English from the original previously issued in Portuguese)

UNIBANCO HOLDINGS S.A.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002
Amounts expressed in thousands of Reais

				Revenue reserves			Unrealized gains and losses - marketable securities and derivative financial instruments

	Capital	Capital reserve	Revaluation reserve in subsidiary	Legal	Unrealized profits	Special dividends reserve		Treasury stocks	Retained earnings	Total
AT JANUARY 1, 2002	1,863,450	413,537	3,083	104,979	1,275,971	36,603	-	(39,757)	-	3,657,866
Prior year adjustments (Note 15f)
.Unrealized gains and losses - marketable securities and
derivative financial instruments	-	-	-	-	-	-	(6,037)	-	46,861	40,824
.Other	-	-	-	-	-	-	-	-	553	553
Realization of revaluation reserve of assets
in subsidiary companies	-	-	(2,149)	-	-	-	-	-	1,566	(583)
Acquisition of own stocks	-	-	-	-	-	-	-	(1)	-	(1)
Fair value adjustments - marketable securities and
derivative financial instruments	-	-	-	-	-	-	(150,308)	-	-	(150,308)
Restatement of exchange merbership certificates	-	192	-	-	-	-	-	-	-	192
Net income for the year	-	-	-	-	-	-	-	-	601,349	601,349
Constitution of reserves	-	-	-	30,067	422,285	-	-	-	(452,352)	-
Dividends proposed	-	-	-	-	-	-	-	-	(197,977)	(197,977)
AT DECEMBER 31, 2002	1,863,450	413,729	934	135,046	1,698,256	36,603	(156,345)	(39,758)	-	3,951,915
Acquisition of own stocks	-	-	-	-	-	-	-	(70,636)	-	(70,636)
Prior year adjustments	-	-	-	-	-	-	-	-	(20,235)	(20,235)
Reversal of reserves	-	-	-	-	(20,235)	-	-	-	20,235	-
Constitution of revaluation reserve of assets	-	-	3,826	-	-	-	-	-	-	3,826
Fair value - marketable securities and
derivative financial instruments	-	-	-	-	-	-	25,843	-	-	25,843
Net income for the year	-	-	-	-	-	-	-	-	602,863	602,863
Constitution of reserves	-	-	-	30,144	344,510	-	-	-	(374,654)	-
Interest on own capital	-	-	-	-	-	-	-	-	(228,209)	(228,209)
AT DECEMBER 31, 2003	1,863,450	413,729	4,760	165,190	2,022,531	36,603	(130,502)	(110,394)	-	4,265,367

The accompanying notes are an integral part of these financial statements.

(Convenience translation into English from the original previously issued in Portuguese)

UNIBANCO HOLDINGS S.A. AND
UNIBANCO HOLDINGS S.A. AND SUBSIDIARY COMPANIES

STATEMENTS OF CHANGES IN FINANCIAL POSITION FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002
Amounts expressed in thousands of Reais

	PARENT COMPANY		CONSOLIDATED
	2003	2002	2003	2002

FINANCIAL RESOURCES WERE PROVIDED BY:
OPERATIONS	(19,303)	(254)	1,003,047	1,033,682
Net income for the year	602,863	601,349	602,863	601,349
Expenses (income) not affecting working capital
Equity in the results of subsidiary and associated companies	(622,166)	(601,603)	(435)	12,408
Provision for losses on investments	-	-	(9)	(1,648)
Amortization of goodwill, net of negative goodwill
on acquisition of subsidiaries	-	-	49,301	91,498
Depreciation and amortization	-	-	351,327	330,075

PRIOR YEAR ADJUSTMENTS	-	-	-	47,414
Fair value adjustments - marketable securities and
derivative financial instruments	-	-	25,843	-

THIRD PARTIES	256,649	206,425	2,810,583	8,275,225
Increase in long-term liabilities	9,699	1,091	569,232	8,263,466
Decrease in long-term assets	-	7,096	1,809,732	-
Dividends received	246,950	198,238	17,281	145
Change in deferred income	-	-	14,199	11,614
Change in minority interest	-	-	400,139	-

SALE OF ASSETS AND INVESTMENTS	-	-	118,815	350,821
Investments	-	-	25,695	96,979
Fixed assets	-	-	93,120	253,842

TOTAL FUNDS OBTAINED	237,346	206,171	3,932,445	9,707,142

FINANCIAL RESOURCES WERE USED FOR:
Change in minority interests	-	-	-	128,150
Permanent assets	-	-	387,146	608,856
Investments	-	-	27,713	108,872
Fixed assets	-	-	214,664	244,965
Goodwill to be amortized on acquisitions of subsidiaries	-	-	-	63,175
Deferred charges	-	-	144,769	191,844
Long-term assets	7,943	-	-	5,375,134
Stockholders equity adjustments	-	-	20,235	-
Acquisition of own stocks	-	1	70,636	1
Fair value adjustments - marketable securities and
derivative financial instruments	-	-	-	156,345
Dividends distributed/proposed	228,209	197,977	228,209	197,977

TOTAL FUNDS USED	236,152	197,978	706,226	6,466,463

INCREASE IN WORKING CAPITAL	1,194	8,193	3,226,219	3,240,679

CHANGES IN WORKING CAPITAL

Current assets	23,408	12,196	(3,770,680)	14,558,666
At the end of the year	135,823	112,415	48,002,795	51,773,475
At the beginning of the year	112,415	100,219	51,773,475	37,214,809

Current liabilities	22,214	4,003	(7,022,742)	11,317,987
At the end of the year	126,446	104,232	39,741,770	46,764,512
At the beginning of the year	104,232	100,229	46,764,512	35,446,525

INCREASE IN WORKING CAPITAL	1,194	8,193	3,252,062	3,240,679

The accompanying notes are an integral part of these financial statements.

(Convenience translation into English from the original previously issued in Portuguese)

UNIBANCO HOLDINGS S.A. AND
UNIBANCO HOLDINGS S.A. AND SUBSIDIARY COMPANIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2003

(Amounts expressed in thousands of Reais, unless otherwise indicated)

1. Operations

Unibanco Holdings S.A. (“Unibanco Holdings”) was formed to invest in Unibanco – União de Bancos Brasileiros S.A. (“Unibanco”).

The operational activities of Unibanco Holdings S.A. and its direct and indirect subsidiaries and jointly controlled companies in Brazil and abroad include, in addition to the financial activities of the Unibanco Conglomerate, other activities carried out by subsidiaries with specific objectives principally related to insurance, credit card operations, annuity product plans and private retirement plans.

2. Presentation of the Financial Statements

The financial statements of Unibanco Holdings S.A. (“Parent Company”) are presented together with the consolidated financial statements of Unibanco Holdings S.A. and its subsidiaries (“Consolidated”) which comprise the accounts of Unibanco Holdings S.A., and it’s subsidiary (Unibanco – União de Bancos Brasileiros S.A., its foreign branches, its direct and indirect subsidiaries and its jointly controlled companies) as shown in Note 7.

The consolidated financial statements have been prepared in accordance with consolidation principles determined by the Brazilian Securities Commission. Intercompany investments, balances, income and expenses, as well as unrealized intercompany gains and losses, were eliminated upon consolidation.

The financial statements of the subsidiaries Unibanco Leasing S.A. - Arrendamento Mercantil and Dibens Leasing S.A. – Arrendamento Mercantil were reclassified by means of off-book adjustments, in order to reflect their financial position and results of operations in the consolidation, in accordance with the financial method of accounting for leasing transactions.

In conformity with Instruction 247/96 issued by the Brazilian Securities Commission, assets, liabilities, revenues and expenses of jointly controlled companies have been included in the consolidated financial statements on a proportional basis.

3. Summary of Significant Accounting Policies

The accounting policies adopted by Unibanco Holdings and its subsidiary companies are in accordance with the requirements of Brazilian Corporate Law and the regulations of the Brazilian Central Bank, the Brazilian Securities Commission and the Superintendency of Private Insurances.

(a) Determination of net income

Net income is determined on the accrual basis and considers:

  income, expenses and monetary or exchange rate variations, at official rates or indices, pro rata temporis, on current and long-term assets and liabilities;

  the effects of the provisions to adjust the assets to market or realizable values;

  the adjustments to the technical reserves for insurance, annuity products and retirement plans;

  the effects of the adjustment of investments in subsidiary and associated companies to reflect the equity method of accounting;

  the provision for federal income tax at the rate of 15% on taxable income, plus a specific surcharge of 10% on taxable income over established fiscal limits;

  the provision for social contribution calculated at the rate of 9% on the adjusted income before income tax; and

  tax credits calculated on temporary differences between book value and tax bases, and on tax loss carry-forward.

(b) Current and long-term assets

These assets are stated at cost plus, when applicable, the related income and monetary and exchange rate variations, and less the related unearned income and/or allowances for losses, except for marketable securities, the derivative financial instruments and financial assets subject to hedge, which are presented, as stated in item (c).

The allowance for lending, leasing and other credit losses is set up in an amount considered sufficient to cover probable future losses. Management's analysis to establish the allowance required takes into account the economic environment, past experience, specific and general portfolio risks, as well as the regulations of the Brazilian Central Bank.

(c) Marketable securities and derivative financial instruments

Marketable securities

Marketable securities are classified into three categories, accounted for as follow:

  Trading securities – acquired for trading purposes. They are stated at cost plus accrued interest and adjusted to their fair values. Unrealized gains and losses are recognized currently in earnings.

  Securities available for sale – acquired as part of the strategy for the risk management of market risks. They are negotiated as a result of the changes in the interest rates, for changes in payment conditions or other factors. They are stated at cost plus accrued interest and adjusted to their fair value with the related income recognized currently and unrealized gains and losses recorded as a separate component of stockholders’ equity, net of applicable taxes, in “Unrealized gains and losses – marketable securities and derivatives”. The realized gains and losses are recognized based on the applicable trade date in a contra account in stockholders’ equity item.

  Securities held to maturity – Marketable securities for which there is an intention and financial ability to hold them to maturity. They are held at cost plus accrued interest.

Derivative financial instruments (assets and liabilities)

The derivative financial instruments are classified based on Unibanco’s intent for hedging or non-hedging purpose.

  Transactions involving derivative financial instruments to meet customer needs or for the Compay’s own purposes that do not meet hedging accounting requirements established by the Brazilian Central Bank, primarily derivatives used to manage overall exposure, are accounted for at fair value with unrealized gains and losses recognized currently in earnings.

  Derivative financial instruments designed to hedge or to modify characteristics of financial assets or liabilities and (i) which are highly correlated with respect to changes in fair value in relation to the fair value of the item being hedged, both at inception date and over the life of the contract; and (ii) are effective at reducing the risk associated with the exposure being hedged, are classified as hedges as follows:

-

Fair value hedge. The financial assets and liabilities, and the corresponding derivative financial instrument, are accounted for at fair value and any offsetting gains or losses are recognized currently in earnings; and

-

Cash flow hedge. The effective hedge portion of financial assets and liabilities and the respective derivative financial instruments are accounted for at fair value and any unrealized gains and losses are recorded as a separate component of stockholders’ equity, net of applicable taxes, in “Unrealized gains and losses – marketable securities and derivatives”. The non-effective hedge portion, if any, is recognized currently in earnings.

(d) Permanent assets

Investments, fixed assets and deferred charges are stated at cost.

Investments in subsidiary and associated companies are accounted for using the equity method of accounting, as shown in Note 7. The effects in subsidiary and associated companies related to the valuation of marketable securities and derivative, as mentioned above in item (c), are recognized on the controlling company so as to maintain the original record made by the subsidiary and associated companies.

Other investments consist, principally, of investments carried at cost and membership certificates of stock and commodities exchange adjusted to book equity values.

Goodwill relating to the acquisition of subsidiaries is being amortized over periods not exceeding ten years, according to the expected period of benefit.

Depreciation of fixed assets is calculated on the straight-line method at the following annual rates: buildings in use - 4%; equipment in use - 10%; communications, data processing, and transportation systems - 20%.

Deferred charges, composed substantially of leasehold improvements and software acquisition and development, are amortized over the term of the respective lease contracts or up to five years, as from the beginning of its using.

(e) Current and long-term liabilities

These amounts include, when applicable, accrued interest and monetary and exchange rate variations, except for derivative financial instruments and liabilities subject to hedge, which are presented above in item (c).

4. Marketable Securities

(a) The balances as of December 31, 2003 and 2002 can be summarized as follows:

	Consolidated

Marketable Securities	2003	2002
Trading assets	5,845,398	4,957,043
Available for sale	3,452,227	6,411,097
Held to maturity	5,772,601	6,610,281
Subtotal	15,070,226	17,978,421
Derivative financial instruments	435,216	400,046
Total	15,505,442	18,378,467
Current	9,812,553	9,008,052
Long-term	5,692,889	9,370,415

(b) Trading Securities

	Consolidated

	2003		2002

Issuer/Type of investment	Amortized cost	Fair value	Amortized cost	Fair value
Federal government	2,875,250	2,880,626	3,414,537	3,229,669
Financial treasury bills	941,476	941,266	669,712	668,439
Treasury bills	1,800,998	1,805,427	514,143	509,699
Central bank notes	3,099	3,135	1,188,191	1,110,806
Treasury notes	129,677	130,798	1,042,491	940,725

Brazilian sovereign bonds	210,426	216,637	-	-

Bank debt securities	153,091	153,802	-	-
Eurobonds	88,746	89,457	-	-
Time deposits	64,345	64,345	-	-

Open mutual funds (1)	2,318,134	2,318,134	1,284,785	1,284,785

Other	221,789	276,199	442,589	442,589

Total	5,778,690	5,845,398	5,141,911	4,957,043
___________________
(1)

Open mutual funds are substantially held by investments in insurance, annuity products and private retirement companies, and their portfolios are represented principally by federal government securities.

Trading securities are classified as current assets, regardless of their maturity date, since these securities are actively and frequently traded.

(c) Securities available for sale

(i) By type:

	Consolidated

	2003			2002

Issuer/Type of investment	Amortized cost	Fair value adjustment	Fair value	Amortized cost	Fair value adjustment	Fair value
Federal government	716,207	6,183	722,390	2,028,183	(146,167)	1,882,016
Financial treasury bills	320,182	1,496	321,678	645,329	(18,465)	626,864
Central bank notes	183,640	8,057	191,697	1,006,717	(106,684)	900,033
Treasury notes	137,433	9,116	146,549	305,270	(7,040)	298,230
Other	74,952	(12,486)	62,466	70,867	(13,978)	56,889

Brazilian sovereign bonds	-	-	-	858,403	(132,369)	726,034

Foreign government	29,171	(13)	29,158	-	-	-
United States of America treasury bills	29,171	(13)	29,158	-	-	-

Corporate debt securities	2,071,643	(89,192)	1,982,451	3,003,350	(81,675)	2,921,675
Debentures	1,991,334	(79,937)	1,911,397	2,471,569	(59,383)	2,412,186
Eurobonds	20,366	59	20,425	326,121	(12,310)	313,811
Other	59,943	(9,314)	50,629	205,660	(9,982)	195,678

Bank debt securities	264,442	4,901	269,343	474,206	(16,865)	457,341
Eurobonds	131,285	2,006	133,291	340,832	(16,865)	323,967
Mortgage notes	111,458	2,895	114,353	103,136	-	103,136
Time deposits	20,151	-	20,151	25,089	-	25,089
Other	1,548	-	1,548	5,149	-	5,149

Marketable equity securities	171,310	(20,747)	150,563	254,636	(11,784)	242,852

Open mutual funds (1)	298,322	-	298,322	181,179	-	181,179

Total	3,551,095	(98,868)	3,452,227	6,799,957	(388,860)	6,411,097
___________________
(1)

Open mutual funds are substantially held by investments in insurance, annuity products and private retirement companies, and their portfolios are represented principally by federal government securities.

(ii) By maturity:

	Consolidated

	2003		2002

Maturity	Amortized cost	Fair value	Amortized cost	Fair value
Less than 3 months	204,245	187,003	337,697	334,421
Between 3 months and 1 year	569,984	560,548	1,449,623	1,395,852
Between 1 and 3 years	1,226,465	1,216,559	1,489,463	1,365,329
Between 3 and 5 years	491,675	502,996	1,791,840	1,696,189
Between 5 and 15 years	408,694	416,867	1,211,584	1,125,125
More than 15 years	-	-	70,152	70,152
No stated maturity (1)	650,032	568,254	449,598	424,029
Total	3,551,095	3,452,227	6,799,957	6,411,097
___________________
(1)	Refers to marketable equity securities and open mutual funds.

(d) Securities held to maturity

(i) By type:

	Consolidated

	2003	2002

Issuer/Type of investment	Amortized cost

Federal government	4,282,405	5,900,357
Financial treasury bills	186,666	-
Treasury bills	259	-
Central bank notes	1,259,138	2,358,939
Treasury notes	2,821,900	3,522,558
Other	14,442	18,860

Brazilian sovereign bonds	1,139,934	305,724

Corporate debt securities	291,575	404,200
Eurobonds	291,575	404,200

Bank debt securities	58,687	-
Eurobonds	58,687	-

Total	5,772,601	6,610,281

The fair value of these securities was R$6,166,230 (2002 - R$5,607,510). The difference between the amortized cost and the fair value totaled R$393,629 (2002 – (R$1,002,771)) and is represented mainly by bonds issued by the Brazilian federal government and the Brazilian sovereign bonds.

(ii) By maturity:

	Consolidated

	2003	2002

Maturity	Amortized cost

Less than 3 months	983,788	334,177
Between 3 months and 1 year	1,341,709	1,382,881
Between 1 and 3 years	2,216,171	4,120,266
Between 3 and 5 years	377,580	721,626
Between 5 and 15 years	710,822	51,331
More than 15 years	142,531	-
Total	5,772,601	6,610,281

(iii) Financial ability

Unibanco Holdings and its subsidiaries classified a portion of their portfolio as held to maturity using the maturities, interest rates (positive spread) and currency of their liability operations, as parameters to define financial ability.

(e) Fair value determination

The fair value of marketable securities was based on an internal valuation model, which uses the average rate for the last business day of the period as informed by Stock Exchanges, trade associations and external entities.

5. Lending and Leasing Operations Portfolio and Allowance for Lending, Leasing and Other Credit Losses

(a) Components of the lending and leasing operations portfolio by type and by maturity:

	Consolidated
	2003	2002
By type
Discounted loans and notes	10,450,686	10,476,389
Financing	9,639,591	8,898,614
Agricultural	812,613	798,058
Real estate loans	846,688	647,647
Credit card	3,185,635	2,619,329
Total lending operations	24,935,213	23,440,037

Leasing operations	474,584	529,705
Advances on exchange contracts (1)	1,640,993	2,009,543
Total leasing operations and advances on exchange contracts	2,115,577	2,539,248

Guarantees honored	8,057	477
Other receivables (2)	619,657	577,583
Total other credits	627,714	578,060

Co-obligation on credit card customer financing (3)	238,826	193,295

Total risk	27,917,330	26,750,640

By maturity
Past-due for more than 15 days (Note 5 (d))	1,433,341	1,194,584
Falling due:
Less than 3 months (4)	10,788,719	10,785,434
Between 3 months and 1 year	7,319,594	7,330,393
Between 1 and 3 years	5,774,210	4,728,589
More than 3 years	2,601,466	2,711,640
Total risk	27,917,330	26,750,640
___________________
(1)	Recorded in “Other liabilities” and “Other credits” – “Foreign exchange portfolio”.
(2)	Other receivables consist of receivables from sale of assets and notes and credits receivable.
(3)	Recorded as off-balance sheet items.
(4)	Include 14 days past-due amounts.

(b) Components of lending, leasing and other credits by business activity:

	Consolidated

	2003		2002

	Value	% of distribution	Value	% of distribution
Manufacturing
Food, beverages and tobacco	1,361,930	4.9	1,460,510	5.5
Electricity, gas and water	1,271,959	4.5	1,258,862	4.7
Automotive industry	1,221,041	4.4	847,127	3.2
Chemical and pharmaceutical	1,081,541	3.9	1,184,832	4.4
Paper, pulp and wood products	1,039,671	3.7	1,018,005	3.8
Basic metal industries	838,963	3.0	1,266,455	4.7
Production of machines and equipment	626,482	2.2	155,888	0.6
Petroleum	479,183	1.7	511,549	1.9
Extractive	416,097	1.5	632,996	2.4
Textiles, clothing and leather goods	286,317	1.0	342,892	1.3
Production of metal goods	270,704	1.0	563,250	2.1
Electric and electronic	158,696	0.6	185,677	0.7
Electronic and communications equipment	116,791	0.4	249,235	0.9
Rubber and plastic	107,898	0.4	149,526	0.6
Other manufacturing industries	7,359	-	35,313	0.1
Subtotal	9,284,632	33.2	9,862,117	36.9
Retailers
Wholesale	1,558,713	5.6	1,365,677	5.1
Retail	1,224,434	4.4	946,260	3.5
Subtotal	2,783,147	10.0	2,311,937	8.6
Financial service
Financial companies	164,646	0.6	216,153	0.8
Insurance companies and private pension funds	5,276	-	57,799	0.2
Subtotal	169,922	0.6	273,952	1.0
Residential construction loans	263,264	0.9	121,433	0.5
Other services
Transportation	1,196,014	4.3	852,296	3.2
Post office and telecommunications	1,157,981	4.1	1,218,826	4.6
Construction	423,843	1.5	339,802	1.3
Real estate services	387,055	1.4	476,725	1.8
Agricultural	306,142	1.1	412,256	1.5
Cultural and sports leisure activities	149,812	0.5	202,823	0.8
Health and social services	126,595	0.5	113,406	0.4
Education	107,467	0.4	94,147	0.4
Association activities	100,497	0.4	89,366	0.3
Lodging and catering services	73,969	0.3	83,464	0.3
Other services	1,051,873	3.7	850,930	3.1
Subtotal	5,081,248	18.2	4,734,041	17.7
Agriculture, livestock, forestry and fishing	812,613	2.9	798,058	3.0
Individual
Consumer loans	5,407,169	19.5	5,158,554	19.3
Credit card	3,424,461	12.3	2,812,624	10.5
Residential mortgage loans	650,640	2.3	592,535	2.2
Lease financing	40,234	0.1	85,389	0.3
Subtotal	9,522,504	34.2	8,649,102	32.3
Total	27,917,330	100.0	26,750,640	100.0

(c) Concentration of lending, leasing and other credits:

	Consolidated
	2003		2002
Largest clients	Value	% of the total	Value	% of the total
10 largest clients	2,858,853	10.2	2,590,910	9.7
50 following clients	5,245,550	18.8	5,580,250	20.8
100 following clients	3,495,835	12.5	3,764,863	14.1
Other clients	16,317,092	58.5	14,814,617	55.4
Total	27,917,330	100.0	26,750,640	100.0

(d) Components of lending, leasing and other credits by risk level:

		Consolidated

		2003

			Past-due credits
	% minimum
Risk level	allowance required	Current credits	Falling due installments	Overdue installments	Total credits	Distribution %	Total allowance	% effective allowance
AA	-	10,897,051	-	-	10,897,051	39.0	10,012	-
A	0.5	9,609,034	-	-	9,609,034	34.4	70,606	0.7
B	1.0	2,429,316	117,190	198,286	2,744,792	9.8	41,696	1.5
C	3.0	1,534,932	397,149	287,095	2,219,176	8.0	94,532	4.3
D	10.0	504,654	122,004	136,446	763,104	2.8	203,293	26.6
E	30.0	259,141	77,670	231,287	568,098	2.0	180,068	31.7
F	50.0	56,433	60,179	124,186	240,798	0.9	129,632	53.8
G	70.0	51,645	46,310	96,934	194,889	0.7	138,416	71.0
H	100.0	181,152	140,129	359,107	680,388	2.4	680,388	100.0
Total		25,523,358	960,631	1,433,341	27,917,330	100.0	1,548,643
% of total risk							5.5%

		Consolidated

		2002

			Past-due credits
	% minimum
Risk level	allowance required	Current credits	Falling due installments	Overdue installments	Total credits	Distribution %	Total allowance	% effective allowance
AA	-	9,331,389	-	-	9,331,389	34.9	-	-
A	0.5	7,753,394	-	-	7,753,394	29.0	47,611	0.6
B	1.0	2,360,265	147,564	199,826	2,707,655	10.1	34,310	1.3
C	3.0	4,200,651	182,224	155,610	4,538,485	17.0	227,379	5.0
D	10.0	560,526	118,624	114,929	794,079	3.0	127,745	16.1
E	30.0	178,047	82,099	182,614	442,760	1.7	156,670	35.4
F	50.0	47,430	75,403	104,462	227,295	0.8	126,448	55.6
G	70.0	160,462	48,751	124,890	334,103	1.2	248,950	74.5
H	100.0	178,997	130,230	312,253	621,480	2.3	621,480	100.0
Total		24,771,161	784,895	1,194,584	26,750,640	100.0	1,590,593
% of total risk							5.9%

The allowance for lending, leasing and other credit losses is recorded in accordance with Resolution 2682 of the Brazilian National Monetary Council. The minimum allowance for each level is used as a general rule; however, based on the judgment and experience of management, higher percentages might be used within each level in order to assess the risk of certain clients, operations or portfolios more accurately.

(e) The balance of renegotiated operations with clients as established in Resolution 2682 of the Brazilian National Monetary Council totaled R$803,424 (2002 - R$1,121,074). These operations relate to active portfolio and credits written off against operations, and were recognized with the intention to maintain the risk assessment and the provision for losses existing prior to renegotiation. These operations will have a lower risk classification only after collection of a significant portion of the renegotiated debt. For such lower risk reclassification, the minimum collection percentage established is 25%.

(f) Changes in the allowance for lending, leasing and other credit losses during the period:

	Consolidated

	2003	2002
Balance at the beginning of the year	1,590,593	1,538,495
Provision for loan losses	1,454,952	1,837,344
Loan charge-offs	(1,496,902)	(1,785,246)
Balance at the end of the year	1,548,643	1,590,593

Loan recoveries (1)	415,235	393,858
___________________
(1)	Loan recoveries were recorded as revenue from “Lending operations” and “Leasing operations”.

6. Other Credits

	Consolidated
	2003		2002
	Current assets	Long-term receivables	Current assets	Long-term receivables
Receivables on guarantees honored	-	8,057	-	477
Foreign exchange portfolio	2,712,660	-	3,574,646	9,050
Income receivable	129,026	3,030	119,899	5,088
Negotiation and intermediation of securities	237,718	-	81,752	800
Sundry	2,697,974	4,587,391	2,652,973	3,729,420
Total	5,777,378	4,598,478	6,429,270	3,744,835

“Foreign exchange portfolio” includes R$2,156,444 (2002 - R$3,280,635) of unsettled exchange purchases and R$532,796 (2002 – R$252,004) of rights on foreign exchange sold, net of contracted advances.

“Other credits – negotiation and intermediation of securities” are represented, substantially, by operations with “Debtors – pending settlement” in the amount of R$194,269 (2002 – R$73,755) and “Financial assets and commodities to liquidate” in the amount of R$24,913 (2002 – R$779).

“Other credit – sundry” includes, basically, deferred tax in the amount of R$2,486,381 (2002 – R$2,762,183); judicial deposits for civil and labor matters in the amount of R$1,685,456 (2002 – R$1,151,317), prepaid taxes in the amount of R$618,313 (2002 – R$542,102), notes and credits receivables in the amount of R$560,799 (2002 – R$621,718) and receivables from credit card operations in the amount of R$557,449 (2002 – R$81,118). The prepaid social contribution is being offset in accordance with established fiscal parameters.

“Other credits” in the parent company relates, basically, to interest on own capital in the amount of R$112,655 (2002 - R$104,946 – dividends receivable), from Unibanco.

7. Investments in Subsidiary and Associated Companies

(a) Subsidiary companies (Parent Company)

Unibanco – União de Bancos Brasileiros S.A.
	2003	2002
Information on investment at December 31
Number of shares held (with no par value)
Common	72,995,091,491	72,995,091,491
Preferred	8,977,650,949	10,413,217,487
Participation in common stock - %	96,598	96,594
Total participation (direct) - % (1)	59,568	60,202

Stockholders’ equity	7,155,896	6,558,970

Capital	3,690,602	3,690,602

Net income for the year	1,052,346	1,010,363

Investment value	4,262,645	3,948,631

Equity in results	622,166	601,603
___________________
(1)	The total participation and equity in results was calculated based on Unibanco’s outstanding shares.

(i) The amounts of dividends received/receivable from Unibanco in the year was R$246,950 (2002 – R$198,238).

(ii)The quotation of Unibanco shares, as of December 31, 2003, at São Paulo Stock Exchange, was R$73.50 (2002 – R$98.50) per thousands of common shares and R$60.99 (2002 – R$34.45) per thousands of preferred shares.

(b) Investments in associated companies

Results of investments in subsidiary and associated companies were recorded as “Equity in the results of subsidiary and associated companies”.

The foreign branches’ and subsidiary companies’ exchange losses in the amount R$631,195 (2002 - exchange gains in the amount of R$1,186,545) in Consolidated, were recognized as “Other operating expenses”, and exchange gains as, and as “Other operating income”. The investments in subsidiary and associated companies and the major transactions relating to investments in subsidiary and associated companies, were as follows:

			Percentage holding (%)
	Number of shares or quotas			Adjusted stockholders	Adjusted net income
	Common	Preferred	Consolidated	equity	(loss)
Subsidiary companies
Unibanco AIG Seguros S.A. (1)	345,014,171	188,792,954	49.707	1,462,745	243,353
Unipart Participações Internacionais Ltd. (2)	1,302,031	-	100.000	1,274,604	143,329
Unicard Banco Múltiplo S.A. (3)	117,629,257,620	101,832,650,091	100.000	905,240	122,569
Unibanco Representação e Participações Ltda. (1) and (4)	124,099,785	-	100.000	473,001	206,330
Banco Fininvest S.A.	3,931	1,034	99.920	389,221	138,843
Banco Dibens S.A. (5)	4,313,047,972	-	51.001	157,416	23,293
Unibanco Leasing S.A – Arrendamento Mercantil	264,919	-	99.999	175,881	64,989
Unibanco Corretora de Valores Mobiliários S.A. (6)	40,467,422	40,467,422	100.000	81,040	7,231
Interbanco S.A. (2)	18,999,793	-	99.999	61,913	8,382
Banco1.net S.A. (7)	34,077,757	-	65.934	50,380	(2,973)
Unibanco Asset Management – Banco de Investimento S.A.	1,468,400	1,468,405	99.999	30,967	16,013
Main Unipart Participações Internacionais Ltd.’s direct and indirect subsidiary companies (i)
Unibanco Cayman Bank Ltd.	13,252,004	-	100.000	698,896	57,041
Unicorp Bank & Trust Ltd.	1,750,000	3,250,000	100.000	232,638	49,741
Unibanco União de Bancos Brasileiros (Luxembourg) S.A.	199,999	-	99.999	183,989	12,945
Unibanco Securities Ltd.	17,770,000	-	100.000	60,263	20,826
Main Unibanco AIG Seguros S.A.’s direct subsidiary companies (i)
Unibanco AIG Previdência S.A.	465,403	-	99.999	152,004	48,439
Unibanco AIG Saúde Seguradora S.A.	20,000,000	-	99.999	37,809	8,217
Main Unibanco Representação e Participações Ltda.’s direct and indirect subsidiary companies (i)
Unibanco Companhia de Capitalização	4,194,130	-	99.992	445,153	138,808
Unibanco Empreendimentos e Participações Ltda.	201,111,880	-	100.000	219,419	7,844
Unibanco Empreendimentos Ltda.	150,488,716	-	100.000	124,316	1,808
BWU Representação e Participações Ltda.	36,133,577	93,947,299	60.000	66,119	23,895
Jointly controlled companies (i)
Credicard S.A.- Administradora de Cartões de Crédito (1)	12,937,771	-	33.333	287,401	298,326
Orbitall Serviços e Processamento de Informações
Comerciais Ltda. (9)	3,866,664	-	33.333	175,085	58,941
Serasa S.A.	363,690	348,855	19.045	155,479	50,853
Banco Investcred Unibanco S.A.	95,284	-	49.997	145,971	37,185
Tecnologia Bancária S.A.	762,277,905	-	21.432	123,415	10,858
Redecard S.A.	199,990	400,000	31.943	84,655	121,460
Cibrasec – Companhia Brasileira de Securitização	7,500	-	12.499	48,033	8,769
Interchange Serviços S.A.	74,999,999,998	-	25.000	34,277	6,992
Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento (8)	83,109	83,115	49.998	43,766	16,047
Unibanco Rodobens Administradora de Consórcios Ltda.	11,298,500	-	50.000	32,416	15,152
AIG Brasil Companhia de Seguros	54,213,933	-	49.999	-	-

	Consolidated equity in results adjustments		Consolidated Investments value
	2003	2002	2003	2002
Associated companies
AIG Brasil Companhia. de Seguros	7,262	3,202	36,899	38,696
Other	(6,827)	(15,610)	6,122	20,861
Total	435	(12,408)	43,021	59,557
___________________
(i)	The percentage shown in the Consolidated column refers to the parent companies' percentage holding.

(1) In July 2003, Unibanco AIG Seguros S.A. increased its capital with the issue of 16,616,101 common shares and 10,670,414 preferred shares, being 8,308,050 common shares and 5,335,207 preferred shares, subscribed by Unibanco.

In July 2002, the capital of Unibanco Representação e Participações Ltda. was reduced through cancellation of 711,495,001 quotas in exchange for Unibanco AIG Seguros S.A.’s shares and Credicard S.A. Administradora de Cartões de Crédito’s shares at their book value as of June 30, 2002.

(2) In February 2003, Unipart Participações Internacionais Ltd’s capital was reduced in exchange for Interbanco S.A.’s shares to Unibanco and in October 2003, Unipart Participações Internacionais Ltd. distributed dividends to Unibanco in the amount of R$85,119. In November 2002, Unibanco acquired 9.156% of the total capital of Unipart Participações Internacionais Ltd. belonging to Banco Bandeirantes S.A. at book value.

(3) In April 2003, Banco Credibanco S.A. was merged into Banco Bandeirantes S.A. and the company name was changed to Unicard Banco Múltiplo S.A.

(4) In March 2003, Unibanco acquired 895,134 preferred quotas issued by Unibanco Representação e Participações Ltda., at their book value. During 2002, the Company declared and paid dividends amounting to R$690,000, being R$640,000 paid in 2002 and R$50,000 in 2003.

(5) In February and April 2003, the capital was increased by R$49,706, with the issue of 2,179,469,080 common shares.

(6) In December 2003, the capital was increased by R$3,995 with the issue of 4,095,140 shares, being 2,047,570 common shares and 2,047,570 preferred shares, integrally subscribed by Unibanco.

(7) In January 2003, Unibanco acquired 218,798 shares issued by Banco1.net S.A., at their book value. In April 2003 the capital of Banco1.net S.A. was increased by R$12,000 and 12,083,484 common shares were issued, fully subscribed by Unibanco.

(8) In October 2003, FMX Participações S.A. and Luiza Administradora de Cartões de Crédito S.A. were merged into Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento, at their book value.

(9) Equity interest obtained as of August 2003, as a result of the capital reduction of Credicard S.A. – Administradora de Cartões de Crédito.

(c)Goodwill on acquisition of subsidiary companies

The goodwill relating to the acquisition of subsidiary companies is being amortized up to ten years, according to the expected period of benefit, being the amortization for the period recognized in “Other operating expenses”. Goodwill balance shown in the consolidated financial statements and the amount amortized during the year were as follows:

	Balance to be amortized		Amortization during the year
	2003	2002	2003	2002
Bandeirantes (Note 14 (a))	841,352	901,015	3,858	45,733
Fininvest	348,900	367,560	18,661	15,507
Other	167,774	194,352	26,782	30,258
Total	1,358,026	1,462,927	49,301	91,498

8. Fixed Assets

	Consolidated
	2003	2002
Land and building	687,631	656,804
Other fixed assets	1,259,891	1,200,292
Accumulated depreciation	(959,184)	(809,853)
Total, net	988,338	1,047,243

9. Deposits

	Consolidated
	2003		2002
	Current liabilities	Long-term liabilities	Current liabilities	Long-term liabilities
Demand deposits	2,728,552	-	3,251,047	-
Savings deposits	5,917,859	-	5,722,149	-
Interbank deposits	248,324	27,906	66,690	11,628
Time deposits	8,527,373	7,894,899	7,233,731	9,694,117
Total	17,422,108	7,922,805	16,273,617	9,705,745

10. Resources from Securities Issued

Resources from securities issued are represented mainly by mortgage notes issued in Brazil and euronotes issued abroad.

(a) Mortgage notes, adjusted using the saving deposits index, plus average interest of 15.33% per annum, and are payable up to January 26, 2005.

(b) Euronotes

		Consolidated
Maturity	Currency	2003	2002
Less than 3 months	US$	725,856	489,762
	EUR	70,056	62,080
		795,912	551,842
From 3 to 12 months	US$	937,973	351,006
	EUR	369,250	485,983
		1,307,223	836,989
From 1 to 3 years	US$	359,430	755,273
	EUR	30,716	10,995
		390,146	766,268
From 3 to 5 years	US$	29,085	58,469

From 5 to 15 years	US$	76,086	75,106

Total		2,598,452	2,288,674

The average interest rate at December 31, 2003 was 5.05% per annum in Consolidated.

(c) Commercial Paper Programs

In 2002 the commercial paper programs, in the amount of R$702,653 in Consolidated, were issued by the Grand Cayman branch and were paid at August 13, 2003.

(d) The other issues totaled R$37,398 (2002 – R$75,274) in Consolidated with maturities up to July 11, 2005 and an average interest rate of 9.81% per annum.

11. Borrowings and Onlending in Brazil – Governmental Agencies

Foreign borrowings consist principally of short-term credit lines for refinancing of foreign exchange transactions, import and exports.

Onlendings in Brazil – governmental agencies are payable up to 2018, with interest rates established by operational policies of BNDES (National Bank for Economic and Social Development).

Foreign onlendings consist of long-term credit lines for project and trade finances and are payable up to December 15, 2011, with an average interest rate of 4.51% per annum.

12. Fiscal, Labor and Civil Litigations

Unibanco Holdings is defendant in legal actions relating to tax litigations. Unibanco and its subsidiaries are parties to several legal actions, principally relating to income taxes, indirect taxes and labor claims. The provision for probable future losses is recorded considering the probability of loss in the lawsuits based on the opnion of external legal counsel. Provisions recorded and respective changes in the year were as follows:

	Parent Company		Consolidated
	2003	2002	2003	2002
Balance, beginning of the year	8,659	7,568	1,554,835	1,481,474
Provision charged	10,758	1,091	726,255	436,238
Payments (1)	-	-	(431,730)	(251,021)
Reversal of provisions	(1,059)	-	(18,841)	(111,856)
Balance, end of the year	18,358	8,659	1,830,519	1,554,835
___________________
(1)

In 2003, refers mainly to the payments of fiscal contingencies and to the transfer of fiscal litigations to “Other liabilities – tax and social security” in the amount of R$201,246 in Consolidated, due to fiscal amnesty. In 2002, refers mainly to payments of fiscal contingencies, due to fiscal amnesty.

(a) Tax litigation

Unibanco Holdings and Unibanco and its subsidiaries are involved in several tax suits, including those relating to the constitutionality of certain taxes, and the probable liability is fully provided, until the accrued liability is settled or reversed based on the legal counsel’s opinion that the probability of losses is remote. The provision for tax litigation was R$665,997 (2002 – R$763,634) in Consolidated.

(b) Labor litigation

Labor unions and former employees filed several lawsuits against Unibanco and its subsidiaries to seek compensation for labor rights. Unibanco cannot assure that it will win these lawsuits and, based on this, the contingency amount is recorded as provision, based on the average of payments made. The provision for labor litigation was R$686,405 (2002 – R$486,041) in Consolidated.

Several dismissed employees of Banco Nacional have filed labor-related lawsuits against Banco Nacional and Unibanco after Unibanco’s acquisition of certain of Banco Nacional’s assets and liabilities. Banco Nacional is responsible for these lawsuits and is reimbursing Unibanco at the end of the lawsuits, for any amounts spent under such lawsuits. Additionally, the cases, which have been made attachments to Unibanco’s assets, the Bank filed third-party motions against these attachments.

(c) Civil litigation

Unibanco and its subsidiaries are party to other actions and claims including some together with certain other Brazilian financial institutions relating, mainly, to (i) past economic plans of the Brazilian government; (ii) the application of compound interest rates by them for periods less than one year in their operations; (iii) losses related to lease contracts involving foreign exchange variations; (iv) the constitutionality of the law establishing a special credit facility to financial institutions, known as “PROER”; and (v) personal and moral injury. Those actions and claims are recorded in accordance with the probability of loss in each type of claim. The provision related to civil litigation amounted to R$478,117 (2002 – R$305,160) in Consolidated.

(d) Claims (Bandeirantes and Nacional)

Certain former shareholders of Banorte (a bank acquired by Bandeirantes before Unibanco became the controlling shareholder of Bandeirantes) have filed lawsuits against Bandeirantes and the Brazilian Central Bank, seeking to terminate the Central Bank intervention in Banorte before its acquisition by Bandeirantes. In accordance with the Agreement between Unibanco and Caixa Geral de Depósitos for the acquisition of a controlling interest in Bandeirantes, Caixa Geral de Depósitos assumed full responsibility for such lawsuits. Therefore it is not necessary to record provisions for this purpose.

The former controllers of Banco Nacional S.A. filed suits against Brazilian Central Bank and Unibanco in connection with the sale of certain assets and liabilities of Banco Nacional. Unibanco considers these suits untenable, since the acquisition of assets and assumption of operational liabilities of Banco Nacional by Unibanco occurred in accordance with PROER (Program for the Strengthening of the National Financial System) a program implemented by law for the purpose of preserving the resources of depositors and maintaining the trust of Brazilians in the financial institutions of the National Financial System. Management considers that there is no need for making any provisions in this case.

13. Other Liabilities

	Consolidated
	2003		2002
	Current liabilities	Long-term liabilities	Current liabilities	Long-term liabilities
Collection of taxes and other contributions	34,104	-	8,829	-
Foreign exchange portfolio	1,163,436	-	2,011,138	8,841
Social and statutory	272,465	-	352,206	-
Taxes and social security	612,671	831,750	483,534	754,040
Negotiation and intermediation of securities	232,512	-	125,843	-
Accounts payable for purchase of assets	39,917	22,647	36,612	55,608
Technical provision for insurance, annuity products and retirement plans	1,124,016	3,070,632	992,832	2,003,920
Subordinated debt
Step-up subordinated callable notes	11,237	1,141,622	11,105	699,063
Subordinated time deposits	-	315,212	-	221,622
Sundry	2,947,836	3,694,552	2,450,043	2,302,635
Total	6,438,194	9,076,415	6,472,142	6,045,729

The foreign exchange portfolio includes R$604,970 (2002 – R$937,859) of unsettled exchange sales and R$557,824 (2002 – R$1,075,695) of obligations for exchange purchased net of advances on exchange contracts.

“Other liabilities – subordinated debt” includes the following issues:

				Consolidated
	Issue	Maturity	Remuneration per annum	2003	2002
Step-up subordinated
callable notes (1)	April 2002	April 2012	9.375%	573,368	710,168
Step-up subordinated
callable notes (2)	December 2003	December 2013	7.375%	579,491	-
Subordinated time
deposits (3)	December 2002	December 2012	102% of CDI (4)	315,212	221,622
Total				1,468,071	931,790
___________________
(1)	The debt can be integrally redeemed in April 2007 or in each subsequent interest payment. The interest rate from the fifth year will be 11.7995% per annum.
(2)

The debt can be integrally redeemed in April 2008 or in each subsequent interest payment. The interest rate from the fifth year will be 9.375% per annum. On December 31, 2003 the transaction is still under analyse by the Brazilian Central Bank.

(3)	Subordinated time deposits can be redeemed from December 2007.
(4)	The Brazilian interbank interest rate.

“Other liabilities – sundry”, includes, basically, sale of rights of receipt of future flow of payment orders abroad in the amount of R$2,439,614 (2002 – R$1,413,320), payable to merchants-creditcard in the amount of R$1,961,449 (2002 -R$1,535,264), provision for labor and civil litigations in the amount of R$1,164,522 (2002 - R$791,201) and provisions for payrolll and administrative expenses in the amount of R$297,313 (2002 - R$232,575).

Other liabilities in the parent company refer to interest on own capital payable in the amount of R$102,912.

14. Employee Benefits

(a) Free benefits generation program

Unibanco and part of its employees sponsor a “Free Benefits Generation Program” (PGBL), a system whereby the participant accumulates financial resources during his/her career, through contributions paid by the employee and the Company where he/she works. These contributions are invested in an Exclusive Financial Investment Fund (FIFE). The program is based on defined contribution.

The program is managed by Unibanco AIG Previdência S.A., and Unibanco Asset Management – Banco de Investimento S.A. is responsible for the financial management of the FIFE funds.

The contributions made by employees vary according to their ages between 1% to 9%, and the contributions made by Unibanco vary according to the return on equity in the prior year between 50% and 200% of the participant’s contribution, directly related to the return on equity.

Unibanco and a portion of its employees also sponsor a defined contribution pension plan administered by Trevo – Instituto Bandeirantes de Seguridade Social, for the primary purpose of supplementing the retirement benefits provided by the government retirement plans, substantially through a defined contribution plan.

On December 1, 2003, in order to segregate the assets and liabilities related to Unibanco Conglomerate sponsors, the Secretaria de Previdência Complementar (Supplementary Retirement Department) approved the spin-off the defined contribution pension plan managed by Trevo - Instituto Bandeirantes de Seguridade Social. The total equity spun-off was R$318,689, including R$156,464 of actuarial liability and R$162,225 of reserves and funds which were incorporated by Plano de Previdência Unibanco (Unibanco’s retirement plan). The management will continue to be made by Trevo – Instituto Bandeirantes de Seguridade Social.

After the process to comply with Complementary Law Nº 109/01 and amendments, Unibanco’s retirement plan will be afforded to the employees of the Unibanco Conglomerate sponsor companies in order to become the best choice of the current Free Benefits Generation Program managed by Unibanco AIG Previdência S.A.

In addition to the balance recognized in 2002 of “Goodwill on acquisition of subsidiary companies” in the amount of R$28,000 in Consolidated, on the spin-off date, Unibanco and the sponsor companies from Unibanco Conglomerate recorded their respective participation in the reserves and funds related to Unibanco’s retirement plan as “Prepaid expenses” in the amount of R$35,184 in Consolidated (Note 7 (c)), ”Other credits – sundry” in the amount of R$120,054 in Consolidated, with the counter entry as an expense in “Goodwill on acquisitions of subsidiary companies” in the amount of R$48,799 and as income in “Other operating income” in the amount of R$78,439 in Consolidated (Note 16 (a)).

Additionally, during 2003, the sponsor contribution totaled R$10,309 (2002 – R$3,367) in Consolidated.

(b) Stock option program

The Unibanco has a stock option program intended to foster the long-term commitment of the Company’s executives to the highest performance standards, as well as attract, retain and motivate new talents. Pursuant to this program, Unibanco’s executives can be granted stock or unit options that can be exercised between 2 to 5 years. The option rights are limited to 1% of the authorized capital per year and the amount granted is limited to 10% of the authorized capital, as a whole.

Up to December 31, 2003, Unibanco granted 1,130,400,000 (2002 – 669,700,000) stock options, in the form of Unit. The term of the exercise is between January 21, 2005 and December 17, 2009, at an average exercise price of R$93.01 (2002 – R$91.18) per 1,000 stock options.

15. Stockholders’ Equity

(a) Capital

Subscribed and paid in capital comprises shares without par value, as follows:

	2003			2002
	Outstanding shares	Treasury stocks	Total	Total
Common	31,514,587,519	-	31,514,587,519	37,138,435,873
Preferred class “A”	-	-	-	3,843,541,338
Preferred class “B”	50,458,155,032	2,357,733,745	52,815,888,777	43,348,499,085
Total	81,972,742,551	2,357,733,745	84,330,476,296	84,330,476,296

Preferred shares class “B” have no voting rights are entitled to receive a semi-annual minimum dividend of R$0.15 (fifteen cents) per thousand shares or semi-annual priority dividend of 1.5% of stockholders’ equity resulting in an annual priority dividend of 3% (three percent) of stockholders’ equity, each one is greater; have priority in the reimbursement of capital in the case of the capital liquidation up to the amount of capital represented shares by such preferred shares and participate in equal conditions with common shareholders in capital increases from monetary restatement of revenues, reserves and income and any distribution of dividends after dividends equal to the minimum R$0.15 per thousand shares.

In an Extraordinary Meeting held on April 28, 2003, was approved the conversion of preferred shares class “A” in preferred class “B”, in one for one portion, in any time, at shareholder option. All shareholders converted their preferred shares class “A” into preferred shares class “B”.

In an Extraordinary Meeting held on August 19, 2003, was approved the conversion of common shares in preferred class “B”, in one for one portion, at shareholder option, and until August 22, 2003. The conversion was limited to the maximum of 2/3 of common shares related to the total amount of shares. 5,623,848,354 common shares were converted into preferred shares class “B”. Each Share Deposit Certificate (Unit) is represented by a preferred share issued by Unibanco and by a Class “B” preferred share issued by Holdings and is traded in the Brazilian market.

Each Global Depositary Share (GDS) is represented by 500 Units, and is traded in the international market.

(b) Dividends and interest on capital

Unibanco Holdings distributes as dividend an equivalent amount of the dividends received from its subsidiaries, as indicated in its articles of incorporation.

For the year ended December 31, 2003, the management proposed, as an advance against the mandatory dividends, the payment of interest on own capital for the shareholders, in the amount of R$228,209, being R$107,136 paid in advance during the year. The interest on own capital was calculated in accordance with the article no. 9th of Law 9,249/95 and the tax benefit from its deductibility was R$77,591. The amount proposed in 2003 of R$193,977, net of applicable tax, represent R$2,3664 per thousand outstanding shares at the end of the year.

(c) Capital reserves

These reserves are substantially represented by share premium reserve.

(d) Treasury stocks and Buy-back program

The Board of Directors of Unibanco and Unibanco Holdings in the meeting held on February 12, 2003 authorized, for a period of three months, the acquisition at market prices of up to 256,178,254 Unibanco common shares, 3,033,185,661 Unibanco preferred shares, and 3,033,185,661 Unibanco Holdings Class B preferred shares, to be maintained in treasury for subsequent sale or cancellation, without capital reduction.

During 2003, 228,000,000 Unibanco preferred shares were acquired, 167,225,000 Units and 372,900 GDS issued by both Unibanco and Unibanco Holdings were repurchased. Through a “Share Exchange Agreement”, Unibanco assigned and transferred to Unibanco Holdings 353,675,000 Class B preferred shares issued by Unibanco Holdings acquired in the form of Units and GDS and Unibanco Holdings assigned and transferred to Unibanco 353,675,000 preferred shares issued by Unibanco. Therefore, Unibanco Holdings recorded 353,675,000 preferred shares class “B” at an average price of R$47.85 per thousand shares as treasury stocks.

As a consequence of the Exchange offer, Unibanco Holdings recorded 1,081,891,427 preferred shares, at book value, in counterpart of a reduction in Unibanco’s investments totaling 2,357,733,745 shares on December 31, 2003.

The fair value of treasury stocks at December 31, 2003, based on the Units price at December 30, 2003, on the São Paulo Stock Exchange, was R$169,957 (2002 – R$36,527).

(e) Global offer and Exchange offer

Global Offer

In September 2003, Unibanco and Unibanco Holdings shareholders, Mizuho Corporate Bank Ltd. (Mizuho) and Commerzbank Aktiengesellschaft (Commerzbank), entirely and partially sold, respectively, their participation in Unibanco and Unibanco Holdings in a Global Offer in Brazil and abroad. Mizuho is no longer a shareholder of Unibanco and Unibanco Holdings and Commerzbank reduced its interest. The Units belonging to both were sold at the price of R$109.67 per thousand Units, totaling R$637 million.

From the total number of Units sold, 1.7 billion were distributed to non-institutional and institutional investors in Brazil and the remaining 4.1 billion were distributed, under the form of Global Depositary Shares – GDSs, to investors abroad, on over-the-counter market. The Units sold represent 11.66% of the non-voting capital of Unibanco Holdings and 9.36% of Unibanco's non-voting capital. Exchange Offer

Unibanco and Unibanco Holdings offered to the holders of preferred shares in the Brazilian market the opportunity to exchange pairs of preferred shares for Units. The Exchange Offer Auctions occurred on September 22nd and October 30th, 2003 when 15.6 billion and 1.25 billion of preferred shares, respectively, were exchanged for Units. After the Exchange Offer, there are still 2.9 billion of Unibanco preferred shares outstanding in the market (not in the form of Units) and representing 2% of Unibanco's total capital. Adding the two auctions, 83% of the Unibanco and Unibanco Holdings preferred shares, that could be exchanged, was exchanged for Units.

From November 2003, the Conversion Program will be maintained during two years and up to December 31, 2003 16.8 billion of preferred Units were permuted, allowing holders of Unibanco preferred shares and Unibanco Holdings preferred class "B" shares as of the date of the Exchange Offer Announcement (September 15th, 2003) to convert their pairs of preferred shares into Units.

The float of Units in the domestic market increased approximately 57% after conclusion of the Global and Exchange Offers. In October 2003, Units average daily trading volume was 165% higher than year of 2003 average daily volume. Units posted an 81% appreciation during the 2003.

(f) Prior year adjustments

In 2002, the prior year adjustments are mainly related to certain adjustment from trading securities and derivative financial instruments. In 2003 the prior year adjustments are mainly related to change in accounting practice on swap contracts with customers, the results of which are being recognized in accordance with maturities of the operations without fair value adjustments on swap contracts and on the associated asset operations and/or funding in accordance with Circular 3150. Up to December 2002, also in accordance with the Brazilian Central Bank, the swap contracts were adjusted to their fair value.

16. Other Operating Income and Expenses

(a) Other operating income

	Parent Company		Consolidated
	2003	2002	2003	2002
Foreign branches’ and subsidiary companies
exchange gains (1)	-	-	-	1,186,545
Monetary correction of restricted escrow deposits	-	-	4,811	13,051
Reversal of provision for fiscal contingencies
and others	-	-	98,513	148,880
Dividends/retained earnings received from other
investments, principally consortium	-	-	93,454	31,282
Participation on reserves and funds of
Unibanco’s retirement plan (Note 14 (a))	-	-	78,439	-
Monetary correction of income receivable	2,182	1,508	65,817	8,972
Exchange rate variation on other liabilities	-	-	16,995	-
Monetary correction of prepaid taxes	-	-	39,421	3,327
Other	282	72	123,435	94,498
Total	2,464	1,580	520,885	1,486,555
___________________
(1)

The amount of foreign branches’ and subsidiary companies’ exchange gains recorded in “Other operating income” in 2002 was increased by R$793,381, due to the reclassification of expenses with the partial hedge on investments abroad to “Derivative financial instruments” and “Deposits and securities sold”, for better comparison with 2003 figures.

(b) Other operating expenses

	Consolidated
	2003	2002
Foreign branches’ and subsidiary companies’ exchange losses	631,195	-
Provision for labor and civil litigations	484,196	251,155
Amortization of goodwill on subsidiaries acquired	49,301	91,498
Expense related to checks and billing, net	49,240	51,903
Exchange rate variation on other liabilities	-	32,643
Expenses related to the sale of rights of receipt of future flow of payment order (Note 13 (b))	59,121	32,186
Other	344,442	177,990
Total	1,617,495	637,375

17. Income Tax and Social Contribution

Deferred income tax and social contribution, calculated on tax losses and negative basis of social contribution carry-forward are recorded in “Other credits – sundry” and provisions not currently deductible are recorded in “Other credits – sundry” or in “Other liabilities – taxes and social security”, according to their nature.

Deferred income tax losses and negative basis of social contribution carry-forward are realized in accordance with the existing taxable income, and income tax on temporary differences are realized when the utilizing or reversal provision.

(a) Deferred tax assets

	Parent Company
	December 31, 2002	Recognition	Realization	December 31, 2003
Provision for litigation	1,715	(1,715)	-	-
Tax loss and negative basis of social contribution
Carry –forward	157	(157)	-	-
Net deferred tax assets	1,872	(1,872)	-	-
Total assets	1,872	(1,872)	-	-

	Parent Company
	December 31, 2001	Recognition	Realization	December 31, 2002
Provision for litigation	1,522	193	-	1,715
Tax loss and negative basis of social contribution
Carry –forward	221	-	64	157
Net deferred tax assets	1,743	193	64	1,872
Total assets	1,743			1,872

	Consolidated
	December 31, 2002	Recognition	Realization	December 31, 2003
Allowance for lending losses	780,081	406,229	640,872	545,438
Other provisions not currently deductible	684,538	411,352	443,823	652,067
Tax loss and negative basis of social contribution
Carry –forward	658,595	80,056	34,464	704,187
Social contribution carry-forward (Provisional
Measure 2158-35)	508,500	-	16,047	492,453
Subtotal	2,631,714	897,637	1,135,206	2,394,145
Adjustment at fair value of marketable securities
available for sale and derivative financial
instruments	130,469	10,553	48,786	92,236
Deferred tax obligations	(45,512)	-	(19,481)	(26,031)
Net deferred tax assets	2,716,671	908,190	1,164,511	2,460,350
Total assets	2,762,183			2,486,381
Total liabilities	45,512			26,031

	Consolidated
	December 31, 2001	Recognition	Realization	Balance of acquired companies	December 31, 2002
Allowance for lending losses	681,488	465,210	366,617	-	780,081
Other provisions not currently
Deductible	597,439	299,401	212,631	329	684,538
Tax loss and negative basis of social
contribution carry-forward	345,802	339,595	29,451	2,649	658,595
Social contribution carry-forward
(Provisional Measure 2158-35)	513,559	-	5,059	-	508,500
Subtotal	2,138,288	1,104,206	613,758	2,978	2,631,714
Adjustment at fair value of
marketable securities available for
sale and derivative financial
instruments	-	130,469	-	-	130,469
Deferred tax obligations	(74,766)	-	(29,254)	-	(45,512)
Net deferred tax assets	2,063,522	1,234,675	584,504	2,978	2,716,671
Total assets	2,069,866				2,762,183
Total liabilities	6,344				45,512

Deferred tax assets recorded are computed at the tax rates in effect at each balance sheet date.

The expected realization of deferred taxes as of December 2003 and 2002 was as follow:

	Consolidated
	2003			2002
Year	Social contribution (Provisional Measure 2158-35	Other	Total	Total
2003	-	-	-	802,945
2004	11,378	554,597	565,975	651,166
2005	22,922	619,887	642,809	262,908
2006	32,720	243,641	276,361	206,910
2007	39,563	198,011	237,574	184,245
2008	54,585	124,419	179,004	159,309
2009 to 2013	305,886	116,456	422,342	344,003
2014 to 2017	25,399	44,681	70,080	20,228
Total	492,453	1,901,692	2,394,145	2,631,714

The present value of deferred income tax and social contribution calculated using the average rate of funding, net of tax effects, totaled R$1,855,808 (2002 – R$2,061,332) in Consolidated.

(b) Income tax and social contribution expenses

	Parent Company		Consolidated
	2003	2002	2003	2002
Income before income tax and
social contribution, net of profit sharing	609,985	601,220	1,673,299	920,637
Income tax and social contribution expenses
at a rate of 25% and 9%, respectively	(207,395)	(204,415)	(568,922)	(313,016)
Adjustments to derive effective tax rate:
Equity in the results of subsidiary and associated
companies and exchange rate
variations on subsidiaries abroad	211,536	204,544	(214,458)	412,333
Interest on own capital paid
(received), net	(6,372)	-	155,450	23,046
Deferred tax credits of prior years	-	-	72,213	85,919
Permanent differences (net)	(4,891)	-	55,371	8,300
Income tax and social contribution for the year	(7,122)	129	(500,346)	216,581

18. Commitments and Guarantees

	Consolidated
	2003	2002
Co-obligation and risks for guarantees provided	3,353,784	5,350,222
Assets under management (mainly mutual investment funds)	26,945,050	18,384,124
Lease commitments	48,348	83,473

19. Related Party Transactions

	2003	2002
Assets
Cash and due from banks	3	7
Marketable securities	11,703	8,648
Income receivable	112,659	104,946
Liabilities
Sundry	4	-
Revenues
Other operating income	2,182	1,508
Expenses
Personnel and other administrative expenses	888	26

Related-party transactions were made at average market rates, in effect at the respective transaction dates, considering the absence of risk.

20. Financial Instruments

(a) Risk management

Unibanco continuously strives to improve its risk management practices, which is integrated into the various levels of the organization. A separate division is responsible for identifying, measuring and managing market, credit and operational risk on an institutional-wide basis. In addition, each business division has dedicated risk management staff.

Credit risk

The credit policy is designed to manage risk while maintaining flexibility required by market conditions and the needs of customers. The credit limits exposure goals are to avoid the concentration in clients and particular sectors that Unibanco believes have high risk factors. The credit policy has various approval levels for both retail and wholesale customers. Depending on the size and type of exposure and the customers prior credit history, approval levels range from the branch general manager or account manager to the retail or wholesale credit committees, which are composed of members of senior management. The centralized credit decision-making process is based on strict credit limits that are set by the wholesale and retail committees. The pre-approved credit limit to customers for different types of credit lines is based on their creditworthiness and size.

Corporate Credit: The decision on each credit is based on the following factors: financial history, cash flows, quality of management, relationship history market conditions and other factors relating to credit risk. An internal credit rating system is employed, which ranks companies in categories based on quantitative criteria and qualitative aspects. The lines of credit are reviewed every 60 to 180 days, depending on the borrower’s rating and the external credit environment.

Retail Credit: Credit management in the retail banking business is characterized by the processing at a large volume of credits requests, which requires specialized systems and process. A wide range of statistical tools to evaluate retail credit requests is utilized. These tools, which include credit behavior scoring, are backed by dedicated systems. The automated credit system is a special software program that services loans at all stages from their inception. The collections scoring is used for determination of which collection method or combination of collection methods is the most efficient. Stricter standards for originating and managing loan portfolio are imposed, including restrictions on increases in credit limits, restrictions on renewals of overdraft facilities.

Market Risk

The policy regarding market risk exposure is conservative. Market risk exposure of portfolio is independently supervised and controlled. Market risk management is based on limits established by the financial and risk committees. The market risk exposure is limited by managing of currency, maturity and interest rate mismatches. Securities, derivative financial instruments, loans and funding are analyzed on a consolidated basis. Derivative financial instruments play an important role in managing asset and liability mismatches. Exposure limits for treasury unit are established considering market volatility, scenario forecasts, opportunity for profit and the funding needs of commercial bank. Trading and positioning activities are conducted within clear limits by the risk committee and ratified by the financial committee. These limits and policies are reviewed monthly or when a new threat or opportunity arises.

The value at risk methodology is used to evaluate the market risk. Stress tests are also applied using macroeconomic scenarios simulated by our risk management and macroeconomic team, in order to minimize the risk of loss in the portfolio and to analyze the effects of changes in the financial market of portfolio.

Unibanco manages its risk exposure on a centralized basis by having all risks and mismatches passed to its treasury unit. All treasury activities, including those for foreign branches, are closely monitored from the offices in São Paulo. Trading limits and strategies are defined by head office, and all trading positions are consolidated in centralized databases.

Operating risks

Operating risks are related to an institution’s unexpected losses, due to its systems, practices and control measures being incapable of withstanding human error, damaged support infrastructure, faulty modeling, services or products, and to business environment changes or other adverse market conditions.

To meet the requirements of international market practices and the internal regulations of the Brazilian financial market, Unibanco created an internal control structure. This features a listing of risks and controls to standardize language and facilities risk and control understanding by all staff members. It also includes an internal controls system, which is accessible from all group areas. Periodic evaluations are held where area managers and their staff identify their main activities and inherent risks, and assess the effectiveness of current controls. This process allows controls to be improved, resulting in reduced risk exposure.

The collected data provide support for the monitoring and performance evaluation of the units, identifying those areas with greater risk potential. This structure is the basis for the identification of indicators and the implementation of a database to quantify operating risk exposure.

As banking operations diversify and the volume of transactions involving computers and telecommunications networks increases, the importance of information technology and the potential impact of systems failures have grown. Accordingly, the bank has devoted substantial resources to ensure the reliability and stability of its computer and related systems. The principal computer facility is located in São Paulo and a backup system is maintained. This backup system is designed to operate automatically if the main system malfunctions. Additionally, backup procedures and files are monitored periodically.

(b) Financial instruments recorded in the financial statements compared to fair values are as follows:

	Consolidated
	2003		2002
	Book value	Fair value	Book value	Fair value
Assets
Interbank investments	10,960,912	10,965,622	15,504,492	15,503,263
Marketable securities	15,070,226	15,463,855	17,978,421	16,975,650
Lending operations	23,429,990	23,496,809	21,932,187	21,805,820
Derivatives, net	182,170	182,170	(66,150)	(66,150)

Liabilities
Deposits	25,344,913	25,348,691	25,979,362	25,991,075
Resources from securities issued abroad	3,465,253	3,501,214	3,715,377	3,682,551
Subordinated debt	1,468,071	1,508,664	931,790	725,567
Other liabilities (Note 13 )	2,439,614	2,278,081	1,413,320	1,286,648
Treasury stocks	110,394	169,957	39,758	36,527

The fair value of marketable securities was based on an internal valuation model, based on the average rate for the last business day of the year, as informed by Stock Exchanges, trade associations and external entities.

The fair value of interbank investments, lending operations and deposits (except demand and saving deposits), was based on the average rate practiced by Unibanco on the last business day of the year, for similar operations.

The fair value of resources from securities issued abroad and subordinated debt was based on the average quoted prices in effect on the correspondent markets on the last business day of the year, for similar operations.

The fair value of derivatives was based on an internal valuation model, based on the average rate for the last business day of the year for operations with similar maturities and indices, as informed by Futures and Commodities Exchange - BM&F and trade associations.

The fair value of other liabilities related to sale of rights of receipt of future flow of payment orders abroad was computed considering the value that could be obtained in the corresponding market.

The fair value of treasury stocks was based on Units price at December 30, 2003 on the São Paulo Stock Exchange.

(c) The current notional and fair values of derivative financial instruments recorded in memorandum accounts, except for the option contracts, for which the notional exposure represents the premium paid/received and the exposure at fair value represents the amounts recorded in assets and liabilities accounts, at December 31, 2003 are as follows:

	Consolidated
	2003		2002
	Notional exposure (1) and (2)	Exposure at fair value (1) and (2)	Notional exposure (1)	Exposure at fair value (1)
Futures contracts	11,994,454	11,994,454	3,383,240	3,383,240
Currencies	(491,705)	(491,705)	1,158,665	1,158,665
Interbank interest rate	12,822,434	12,822,434	4,852,601	4,852,601
Exchange coupon	(336,275)	(336,275)	(2,628,026)	(2,628,026)

Forward contracts	235,971	302,927	166,168	166,168
Currencies	214,407	281,426	166,503	166,503
Interbank interest rate	-	-	178,107	178,107
Fixed interest rate	21,564	21,501	(178,442)	(178,442)

Swap contracts	180,374	115,688	(231,714)	(66,150)
Currencies	(2,449,899)	(2,510,694)	(3,013,191)	(2,924,699)
Interbank interest rate	1,435,887	1,435,887	2,380,825	2,380,825
Fixed interest rate	(160,104)	(154,396)	(820,538)	(755,578)
Other	1,354,490	1,344,891	1,221,190	1,233,302

Swap contracts with daily reset	30,499	30,499	134	134
Currencies	2,327,817	2,327,817	17,849	17,849
Interbank interest rate	(2,297,318)	(2,297,318)	(17,715)	(17,715)

Option contracts
Purchased option	2,915	120	1,638	1,638
Purchase	2,885	108	1,638	1,638
Shares	-	-	1,638	1,638
Currencies	2,885	108	-	-
Sale	30	12	-	-
Interbank interest rate index	30	12	-	-
Sale option	6,375	102	-	-
Purchase	6,375	102	-	-
Currencies	6,375	102	-	-
___________________
(1)	Include the net balance of short position (long position).
(2)	For option contracts the exposure at fair value refers to the respective premium.

The notional exposure of the options contracts recorded in memorandum accounts, at December 31, 2003, amounted to R$241,000 due to purchase commitments and R$245,000 due to sale commitments.

On December 31, 2003, there were future operations R$2,962,859 (2002 – R$1,021,106) in Consolidated and swap contracts in the amount of R$2,492,932 in Consolidated, accounted for at fair value and recognized as cash flow hedges with exposure to the US dollar and Yen fluctuations and indexed to interbank interest rate (CDI) and IGPM (Market General Price Index), net of applicable taxes and minority interest, during the year, in the amount of R$125,741 (2002 – R$15,286) in Consolidated, which were recorded in “Unrealized gains or losses – marketable securities and derivatives”. The hedges as of December 31, 2003, were in accordance with the standards established by the Brazilian Central Bank.

On December 31, 2003, there were swap contracts in the amount of R$156,113 (2002 – R$105,933) in Consolidated accounted for at fair value and recognized as fair value hedge to face exposures to the US dollar against market risk exposures. The adjustment to fair value of the corresponding hedged item resulted in an adjustment, net of applicable taxes, of R$13,609, recorded as a credit in the income of the year and as a debt in “Marketable securities”, and in 2002, resulted in an adjustment of R$17,272, recorded as a credit in the income of the year and as a debt in “Interbank deposits”. The hedges effectiveness as of December 31, 2003, were in accordance with the standards established by Brazilian Central Bank.

The operations shown above do not represent Unibanco’s total exposure to market, currency and interest rate risks since they only consider the values of derivative financial instruments.

The swap operations associated with funding and/or asset operations are recorded at current notional value adjusted in accordance with the index variation occurred (“carrying amount”), and are not adjusted to the fair value.

(d) Notional at fair value distributed by trade location

	Consolidated
	2003
Exposure at fair value	BM&F	CETIP/ Over the counter (1)	Total
Future contracts	11,994,454	-	11,994,454
Forward contracts	-	302,927	302,927
Swap contracts	(194,701)	310,389	115,688
Swap contracts with daily reset	30,499	-	30,499
Option contracts
Purchased position	120	-	120
Sale position	102	-	102
___________________
(1)	CETIP (Clearing House for Custody and Financial Settlement of Securities).

The amounts pledge guarantee BM&F transactions were R$767,111 in Consolidated and are represented by federal government securities.

(e) The maturities of derivative financial instruments recorded in balance sheet accounts are as follows:

	Consolidated
	2003	2002
Assets
Less than 3 months	110,223	96,151
Between 3 months and 1 year	215,630	83,496
Between 1 and 3 years	101,834	196,200
More than 3 years	7,529	24,199
Total	435,216	400,046

Liabilities
Less than 3 months	33,084	182,819
Between 3 months and 1 year	92,377	120,567
Between 1 and 3 years	84,585	135,965
More than 3 years	43,000	26,845
Total	253,046	466,196

The amounts of receivables under swap contracts are R$368,119 (2002 – R$400,046) Consolidated and the amounts of payables are R$252,431 (2002 – R$466,196) Consolidated. Option premiums received amounts R$120 in Consolidated and options premiums paid amounts R$102 in Consolidated. The amount to receivable under term contracts are R$66,977 in Consolidated and the amounts payables under forward contracts are R$513 in Consolidated.

(f) The maturities of derivative financial instruments recorded in memorandum accounts, except the option contracts whose the balance represents the amounts recorded in assets and liability accounts, are as follows:

	Consolidated
	2003
Exposure at fair value	Less than 3 months	Between 3 months and 1 year	Between 1 and 3 years	More than 3 years	Total
Future contracts	9,428,869	819,669	1,691,886	54,030	11,994,454
Forward contracts	(11,265)	(378,792)	22,387	670,597	302,927
Swap contracts	28,786	105,847	16,526	(35,471)	115,688
Swap contracts with daily reset	17,275	11,232	1,992	-	30,499
Option contracts
Purchased position	120	-	-	-	120
Sale position	102	-	-	-	102

Interest rate and currency term and futures contracts represent future commitments to purchase or sell financial instruments at specific terms and at specified dates. The notional amounts represent the face value of the corresponding instrument at the date of the operations’ liquidation. The credit risks associated with the future and term contracts are minimized due to daily cash settlements and margin account deposits. Future and term contracts are subject to the risk of fluctuations in interest rates or the value of the underlying instruments.

Swap contracts represent future commitments to exchange currencies or index for a contractual period and terms. The notional amount represents the basis on which the cash flows are determined. The risks associated with swaps relate to the potential inability of the counterparts to meet contractual conditions and the risk associated with changes in market conditions due to fluctuations in interest rates and the exchange rate of currencies.

Options are contracts which: (i) transfer, modify, or reduce interest rate risk, or (ii) allow the Bank to purchase or sell financial instruments in exchange for the payment or receipt of a premium at inception of the contract. As a purchaser of options, Unibanco pays a premium and, as a writer of options, receives a premium in exchange for bearing the risk of movements in future interest rates on market prices for the underlying financial instruments. The credit and market risks are limited to the extent of premiums paid on purchased options and the risk associated with the changes in market conditions could influence written options.

21. Statement of Cash Flows

	Parent Company
	2003	2002
Operating activities
Net income for the year	602,863	601,349
Deferred taxes	1,872	(129)
Equity in results of subsidiary company	(622,166)	(601,603)
Changes in assets and liabilities
Increase (decrease) in marketable securities	(3,055)	467
Decrease in other credits and other assets	14,578	(152)
Increase (decrease) in other liabilities	(927)	1,035
Net cash (used in) provided by operating activities	(6,835)	967

Investing activities		-
Dividends and interest on own capital received from
subsidiary company	202,199	192,951
Net cash provided by operating activities	202,199	192,951

Financing activities
Decrease in borrowings and onlending in Brazil –
Governmental agencies	(101)	(416)
Dividends paid	(195,268)	(193,503)
Net cash used in financing activities	(195,369)	(193,919)

Net increase in cash and due from banks	(5)	(1)

Cash and due from banks at the beginning of the period	8	9
Cash and due from banks at the end of the period	3	8
Net increase in cash and due from banks	(5)	(1)

	Consolidated
	2003	2002
Operating activities
Net income for the year	602,863	601,349
Fair value adjustment – Trading securities and derivatives financial instruments	(153,725)	146,516
Provision for loan losses	1,454,952	1,837,344
Technical provisions for insurance, annuity products and retirement plans	1,465,492	835,250
Deferred taxes	235,117	(552,646)
Provision (reversal) of foreclosed assets provision	(15,377)	3,694
Loss (gain) on sale of foreclosed assets and fixed assets	12,159	(12,942)
Amortization of goodwill on subsidiaries acquired	49,301	91,498
Equity in results of subsidiary and associated companies	(435)	12,408
Loss on sale of investments	774	-
Reversal of provision for losses on investments	(9)	(1,648)
Depreciation and amortization	351,327	330,075
Minority interest	570,090	535,869
Changes in assets and liabilities
Decrease (increase) in interbank investments	4,543,580	(10,806,734)
Decrease (increase) in marketable securities and derivative financial instruments	3,085,254	(3,087,127)
Increase in Central Bank compulsory deposits	(189,561)	(2,412,853)
Net change in interbank and interdepartmental accounts	(15,439)	108,432
Increase in lending operations	(3,058,004)	(2,421,613)
Decrease in leasing operations	35,989	232,091
Net change in foreign exchange portfolio	(13,541)	(311,502)
Increase in other credits and other assets	(1,367,354)	(1,308,505)
Increase in other liabilities	2,139,604	2,629,168
Increase in deferred income	14,199	11,614
Net cash provided by (used in) operating activities	9,747,256	(13,540,262)

Investing activities
Dividends and interest on own capital received from subsidiary
and associated companies	28,482	(21,422)
Proceeds from sale of foreclosed assets	85,533	171,613
Purchase of/capital increase on investments in subsidiary and companies	(4,276)	(34,186)
Goodwill on acquisition of subsidiary companies	10,715	(63,175)
Proceeds from sale of/capital decrease in subsidiary and associated Companies	5,367	11,799
Purchase of other investments	(30,353)	(74,686)
Proceeds from sale of other investments	18,273	85,180
Purchase of fixed assets	(206,534)	(244,965)
Proceeds from sale of fixed assets	83,863	266,307
Deferred charges	(144,769)	(191,844)
Minority interest	(170,560)	(592,009)
Net cash used in provided by investing activities	(324,259)	(687,388)

Financing activities
Increase (decrease) in deposits	(634,449)	7,056,672
Increase (decrease) in securities sold under repurchase agreements	(6,622,078)	5,718,860
Increase (decrease) in resources from securities issued	(250,124)	418,303
Increase (decrease) in borrowings and onlending in Brazil – Governmental agencies	(1,635,006)	1,312,567
Purchase of own stocks	(70,636)	-
Dividends paid	(205,892)	(193,503)
Net cash provided by financing activities	(9,418,185)	14,312,899

Net increase in cash and due from banks	4,812	85,249

Cash and due from banks at the beginning of the period	1,078,489	993,240
Cash and due from banks at the end of the period	1,083,301	1,078,489
Net increase in cash and due from banks	4,812	85,249

22. Subsidiary Companies Information

The following tables show the balance sheets and the statements of income of the main Unibanco’s subsidiary companies and the eliminations made are related only for companies consolidated or combined in each group.

(a) Foreign branches and subsidiaries includes mainly the accounts of the foreign branches (Unibanco Grand Cayman and Nassau and Dibens - Grand Cayman); banks (Unibanco – União de Bancos Brasileiros (Luxembourg) S.A., Interbanco S.A. (Paraguay), Unibanco Cayman Bank Ltd., and Unicorp Bank & Trust (Grand Cayman)); and brokers (Unibanco Securities Limited (England) and Unibanco Securities Inc. (USA)):

Combined balance sheet	2003	2002
Assets
Current and long-term assets	13,217,254	14,626,819
Cash and due from banks	198,569	181,201
Interbank investments	1,734,314	1,502,764
Marketable securities	7,076,972	9,155,487
Interbank accounts	231,044	92,457
Lending and leasing operations	3,259,453	3,460,246
Other credits and other assets	716,902	234,664
Permanent assets	73,134	84,084
Total	13,290,388	14,710,903

Liabilities
Current and long-term liabilities	10,847,928	11,153,373
Deposits	1,910,155	1,888,468
Securities sold under repurchase agreements	731,714	896,981
Resources from securities issued	2,298,662	2,566,254
Interbank accounts	4,073	9,013
Borrowings and onlending in Brazil	2,059,950	3,526,668
Derivative financial instruments	35,761	3,622
Other liabilities	3,807,613	2,262,367
Deferred income	9,328	7,618
Minority interest	4	-
Stockholders’ equity	2,433,128	3,549,912
Total	13,290,388	14,710,903

Combined statement of income	2003	2002
Revenue from financial intermediation	1,321,620	1,351,543
Expenses on financial intermediation	(375,681)	(482,028)
Provision for lending, leasing and other credit losses	(117,987)	(73,495)
Salaries, benefits, training and social security and other administrative expenses	(69,939)	(72,474)
Other operating income (expenses)	(18,692)	(65,316)
Non-operating income, net	2,534	(2,265)
Profit sharing	(12)	(547)
Net income for the year	741,843	655,418

The income tax and social contribution expense originated from the foreign operations is recorded in the multiple bank, through the addition of the net income from these operations into Unibanco taxable income.

(b) Insurance and private pension entities including Unibanco AIG Seguros S.A., Unibanco AIG Saúde Seguradora S.A. and Unibanco AIG Previdência S.A.:

Balance sheet	2003	2002
Assets
Current and long-term assets	5,672,097	4,431,284
Cash and due from banks	11,864	4,123
Marketable securities	4,824,881	3,603,866
Other credits and other assets	835,352	823,295
Permanent assets	272,957	246,290
Total	5,945,054	4,677,574

Liabilities
Current and long-term liabilities	4,482,309	3,428,741
Other liabilities	590,968	661,523
Technical provisions for insurance and retirement plans	3,891,341	2,767,218
Stockholders’ equity	1,462,745	1,248,833
Total	5,945,054	4,677,574

Statement of income	2003	2002
Revenue from financial intermediation	883,197	648,101
Provision for lending, leasing and other credit losses	2,176	575
Insurance and retirement plans premiums	2,577,340	1,918,522
Changes in technical provision for insurance and retirement plans	(1,172,500)	(647,347)
Insurance claims	(818,843)	(748,946)
Private retirement plans benefits expenses	(477,869)	(385,436)
Salaries, benefits, training and social security and other administrative expenses	(248,677)	(212,049)
Other operating income (expenses)	(408,272)	(298,166)
Non-operating income, net	14,169	62,142
Income tax and social contribution	(90,618)	(75,794)
Profit sharing	(16,750)	(13,983)
Net income for the year	243,353	247,619

(c) Credit card companies, including the jointly controlled companies as follows: Unicard Banco Múltiplo S.A. (100%), Credicard S.A. Administradora de Cartões de Crédito (33.333%), Orbitall Serviços e Processamento de Informações Comerciais Ltda. (33.333%) and Redecard S.A. (31.943%):

Combined balance sheet	2003	2002
Assets
Current and long-term assets	4,412,809	3,210,572
Cash and due from banks	36,616	7,419
Interbank investments	15,250	56,520
Marketable securities	607,312	796,678
Interbank and interdepartmental accounts	15,440	765
Lending operations	1,863,555	1,634,692
Deferred tax and prepaid taxes	669,940	295,592
Other credits and other assets	1,204,696	418,906
Permanent assets	266,482	334,427
Total	4,679,291	3,544,999

Liabilities
Current and long-term liabilities	3,592,847	3,097,684
Deposits	298,115	914,813
Borrowings	263,112	132,678
Resources from securities issued	588,534	364,166
Interbank and interdepartmental accounts	365	93
Derivative financial instruments	33,957	906
Taxes, social securities and provision for litigation	683,996	317,115
Other liabilities	1,724,768	1,367,913
Stockholders’ equity	1,086,444	447,315
Total	4,679,291	3,544,999

Combined statement of income	2003	2002
Revenue from financial intermediation	1,231,533	1,288,902
Expenses on financial intermediation	(131,362)	(333,220)
Provision for lending, leasing and other credit losses	(347,096)	(343,994)
Services rendered	738,626	767,022
Salaries, benefits, training and social security and other administrative expenses	(591,076)	(497,059)
Other operating income (expenses)	(447,856)	(381,662)
Non-operating income, net	6,456	12,692
Income tax and social contribution	(133,908)	(158,385)
Profit sharing	(23,855)	(18,074)
Net income for the year	301,462	336,222

(d) The companies which carry out consumer credit operation includes, principally, Banco Fininvest S.A. (100%), Banco Investcred Unibanco S.A. (50%) and Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento (50%):

Combined balance sheet	2003	2002
Assets
Current and long-term assets	2,006,865	1,946,729
Cash and due from banks	4,488	4,747
Interbank investments	36,743	31,700
Marketable securities	54,847	222,178
Interbank and interdepartmental accounts	10,367	13,907
Lending operations	1,531,925	1,348,927
Other credits and other assets	368,495	325,270
Permanent assets	131,857	141,851
Total	2,138,722	2,088,580

Liabilities
Current and long-term liabilities	1,676,522	1,776,683
Deposits	1,112,468	1,304,776
Securities sold under repurchase agreements	783	-
Borrowings	11,933	60,354
Derivative financial instruments	7,498	15,697
Other liabilities	543,840	395,856
Stockholders’ equity	462,200	311,897
Total	2,138,722	2,088,580

Combined statement of income	2003	2002
Revenue from financial intermediation	1,279,188	1,222,616
Expenses on financial intermediation	(279,333)	(310,026)
Provision for lending, leasing and other credit losses	(413,657)	(544,462)
Salaries, benefits, training and social security and other administrative expenses	(476,913)	(472,447)
Other operating income (expenses)	72,358	152,876
Non-operating income, net	(126)	(2,069)
Income tax and social contribution	(13,153)	28,731
Profit sharing	(11,375)	(8,152)
Net income for the year	156,989	67,067

23. Other Information

(a) Assets leased to third parties, in the amount of R$877,502 (2002 – R$1,146,787), net of depreciation, are committed for sale to the lessees, at their option, at the end of the respective contracts for R$510,893 (2002 – R$896,711) and the residual value received in advance from these lessees amounts to R$431,953 (2002 – R$671,176), classified as a reduction of leasing operations. Assets leased from third parties are not material.

(b) Unibanco and its subsidiaries insure their properties and equipment to the extent considered necessary to cover possible losses, taking into account the nature of the activity. At December 31, 2003, the insurance coverage on properties and other assets in use totaled R$1,061,005 and (2002-R$1,213,369) in Consolidated.

(c) In November 2003, Unibanco, through its subsidiary Banco Fininvest, signed a purchase and sale agreement to acquire Creditec – Crédito, Financiamento e Investimento S.A. for a purchase price of approximately R$47 million. The consolidated financial statements does not include the operations of this company since the transaction is subject to approval of the competent authorities and the conclusion of the due diligence process.

* * *

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date:February 13, 2004

UNIBANCO HOLDINGS S.A.

By:	/S/ Geraldo Travaglia Filho
Geraldo Travaglia Filho Chief Financial Officer

By:	/S/ Israel Vainboim
Israel Vainboim Chief Executive Officer and Director